March 25, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in the Annual Report on Form 20-F for the year ended December 31, 2021 of TotalEnergies SE

Ladies and gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TotalEnergies SE has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 25, 2022.

Sincerely,

TotalEnergies SE

/s/	JEAN-PIERRE SBRAIRE
Name:	Jean-Pierre Sbraire
Title:	Chief Financial Officer

Adresse postale : 2 place Jean Millier - Arche Nord Coupole/Regnault

92078 Paris La Défense Cedex - T. : +33 (0)1 47 44 45 46

TotalEnergies SE

Société Européenne au capital de 6 524 409 507,50 euros

Siège social : 2 place Jean Millier - La Défense 6 - 92400 Courbevoie - France — 542 051 180 RCS NANTERRE